Exhibit 99.1

Yintech Reports Fourth Quarter and Full Year 2016 Unaudited Financial Results

SHANGHAI, China, Mar. 8, 2017 — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today announced its unaudited financial results for the quarter and full year ended December 31, 2016.

For the fourth quarter of 2016, Yintech’s customer trading volume was RMB1,419.5 billion (US$204.5 billion), an 834.5% increase compared to the fourth quarter of 2015. Yintech generated net commissions and fees of RMB995.3 million (US$143.4 million), a 349.5% increase compared to the fourth quarter of 2015. For the full year 2016, Yintech’s customer trading volume and net commissions and fees were RMB2,978.3 billion (US$429.0 billion) and RMB2,547.0 million (US$366.9 million), respectively.

	For the quarter ended December 31			For the year ended December 31
In RMB million, except otherwise specified	2016	2015	Change	2016	2015	Change
Customer trading volume (in RMB billion)	1,419.5	151.9	834.5%	2,978.3	659.7	351.5%
Revenues	1,061.7	261.6	305.9%	2,719.5	1,245.9	118.3%
Net commissions and fees	995.3	221.4	349.5%	2,547.0	990.7	157.1%
Net income attributable to Yintech	338.3	48.1	603.3%	930.7	403.0	130.9%
EPS per ADS - diluted (RMB)	4.62	0.91	407.7%	14.92	7.66	94.8%

Non-GAAP data
Non-GAAP net income attributable to Yintech	489.9	55.8	780.0%	1,108.2	434.2	155.2%
Non-GAAP EPS per ADS - diluted (RMB)	6.69	1.06	531.1%	17.76	8.25	115.3%

“We further strengthened our market leadership position during the fourth quarter of 2016 to finish the year on a strong note,” commented Mr. Wenbin Chen, Chairman and CEO of Yintech. “We believe the government’s recent strengthening of regulation and oversight is critical to the healthy development of the spot commodity trading market in China. Leading trading service providers like us, who apply high standards in terms of investor education, research, marketing, sales and customer services, will be well positioned to capture future growth. During the quarter, we established Yintech Financial Innovation Labs in Boston and Shanghai which focus on big data, artificial intelligence and trading strategies to provide our customers with more advanced trading strategies, reliable risk management toolkits, and intelligent services.”

“We finished the year with a strong fourth quarter in which we raised our guidance once again as customer trading volume, revenues and net income continued to hit record highs,” commented Mr. Jingbo Wang, CFO of Yintech. “We are also actively developing new businesses including gold based wealth management products, trading of overseas securities and trading of cultural assets, in order to provide customers with a wider range of products and services. Lastly, we are happy to announce that our board of directors has approved an annual dividend distribution of US$0.80 per ADS, which translates into a dividend yield of 4.2% based on our closing share price of US$19.23 per ADS on March 7, 2017. I believe this reflects our solid financial position and strong commitment to creating value for our shareholders.”

Fourth Quarter 2016 Financial Results

Revenues for the quarter were RMB1,061.7 million (US$152.9 million), an increase of 305.9% from RMB261.6 million in the same quarter last year and an increase of 42.0% from RMB747.5 million in the previous quarter. The increases were mainly due to the increase in net commissions and fees.

Net commissions and fees for the quarter were RMB995.3 million (US$143.3 million), an increase of 349.5% from RMB221.4 million in the same quarter last year and an increase of 42.0% from RMB700.7 million in the previous quarter. The increases were primarily due to the increase in customer trading volume, which was RMB1,419.5 billion (US$204.5 billion) during the fourth quarter of 2016, an increase of 834.5% from RMB151.9 billion in the same quarter last year and an increase of 70.0% from the previous quarter. The increase in customer trading volume was mainly attributable to (i) a growing customer base, (ii) increased customer trading activities, and (iii) the consolidation of Gold Master’s results of operations for the full quarter as opposed to only for the one month of September in the previous quarter.

Effective fee rate (representing net commissions and fees as a percentage of customer trading volume) for the quarter was 0.070%, compared with 0.146% in the same quarter last year and 0.084% in the previous quarter. The decrease was mainly attributable to (i) a significant increase in customer trading volume on the Shanghai Gold Exchange following the consolidation of Gold Master, which had a lower effective fee rate due to the exchange’s order-driven trading model, and (ii) a decrease in the effective fee rate from the Tianjin Precious Metals Exchange due to modifications in its trading model in June 2016.

Expenses for the quarter were RMB684.3 million (US$98.6 million), an increase of 230.6% from RMB207.0 million in the same quarter last year and an increase of 43.0% from RMB478.7 million in the previous quarter. The increase was primarily attributable to the consolidation of Gold Master, as well as an increase in employee compensation and benefits due to the payment of year-end discretionary compensation.

Net income for the quarter was RMB337.7 million (US$48.6 million), an increase of 602.1% from RMB48.1 million in the same quarter last year and an increase of 43.6% from RMB235.2 million in the previous quarter.

Net income attributable to Yintech for the quarter was RMB338.3 million (US$48.7 million), an increase of 603.3% from RMB48.1 million in the same quarter last year and an increase of 39.7% from RMB242.1 million in the previous quarter.

Diluted earnings per ADS for the quarter were RMB4.62 (US$0.67), compared with diluted earnings per ADS of RMB0.91 in the same quarter last year and diluted earnings per ADS of RMB3.75 in the previous quarter.

Non-GAAP net income attributable to Yintech for the quarter was RMB489.9 million (US$70.6 million), an increase of 778.0% from RMB55.8 million in the same quarter last year and an increase of 96.8% from RMB248.9 million in the previous quarter.

Non-GAAP diluted earnings per ADS for the quarter were RMB6.69 (US$0.96), compared with non-GAAP diluted earnings per ADS of RMB1.06 in the same quarter last year and non-GAAP diluted earnings per ADS of RMB3.86 in the previous quarter.

Other comprehensive income for the quarter was RMB20.0 million (US$2.9 million), mainly resulting from foreign currency translation adjustments on the Company’s U.S. dollar cash at banks, compared with other comprehensive income of RMB1.2 million in the same quarter last year.

Full Year 2016 Financial Results

Revenues for the full year 2016 were RMB2,719.5 million (US$391.7 million), an increase of 118.3% from RMB1,245.9 million for the full year 2015, mainly due to the increase in net commissions and fees.

Net commissions and fees for the full year 2016 were RMB2,547.0 million (US$366.9 million), an increase of 157.1% from RMB990.7 million for the full year 2015. The increases were primarily due to the increase in customer trading volume, which was RMB2,978.3 billion (US$429.0 billion) during the full year 2016, an increase of 351.5% from RMB659.7 billion for the full year 2015. The increase in customer trading volume was mainly attributable to (i) a growing customer base, (ii) increased customer trading activities, and (iii) the consolidation of Gold Master’s results of operations beginning on September 1, 2016.

Effective fee rate (representing net commissions and fees as a percentage of customer trading volume) for the full year 2016 was 0.086%, compared with 0.150% for the full year 2015. The decrease was mainly attributable to (i) a significant increase in customer trading volume on the Shanghai Gold Exchange following the consolidation of Gold Master, which had a lower effective fee rate due to the exchange’s order-driven trading model, and (ii) a decrease in the effective fee rate from the Tianjin Precious Metals Exchange due to modifications in its trading model in June 2016.

Expenses for the full year 2016 were RMB1,668.4 million (US$240.3 million), an increase of 119.3% from RMB760.7 million for the full year 2015, primarily attributable to increases in employee compensation and benefits as well as advertising and promotion expenses.

Net income for the full year 2016 was RMB925.7 million (US$133.3 million), an increase of 129.7% from RMB403.0 million for the full year 2015.

Net income attributable to Yintech for the full year 2016 was RMB930.7 million (US$134.0 million), an increase of 130.9% from RMB403.0 million for the full year 2015.

Diluted earnings per ADS for the full year 2016 were RMB14.92 (US$2.15), compared with diluted earnings per ADS of RMB7.66 for the full year 2015.

Non-GAAP net income attributable to Yintech for the full year 2016 was RMB1,108.2 million (US$159.6 million), an increase of 155.2% from RMB434.2 million for the full year 2015.

Non-GAAP diluted earnings per ADS for the full year 2016 were RMB17.76 (US$2.56), compared with non-GAAP diluted earnings per ADS of RMB8.25 for the full year 2015.

Other comprehensive income for the full year 2016 was RMB42.7 million (US$6.2 million), mainly resulting from foreign currency translation adjustments on the Company’s U.S. dollar cash at banks, compared with other comprehensive income of RMB1.2 million for the full year 2015.

As of December 31, 2016, the Company had cash of RMB1,541.2 million (US$222.0 million), compared with RMB362.5 million as of December 31, 2015. The increase was mainly due to (i) net income of RMB925.7 million for full year 2016, (ii) net proceeds of US$94.2 million (RMB654.0 million) generated from the Company’s IPO on April 27, 2016, and (iii) net proceeds of US$10.0 million (RMB69.4 million) from SINA Corporation’s (NASDAQ:SINA) private placement concurrent with the IPO, which were partially offset by a cash payment of US$42.2 million (RMB293.0 million) in relation to the acquisition of Gold Master.

As of December 31, 2016, Total shareholders’ equity of Yintech was RMB3,316.0 million (US$477.6 million), compared with RMB363.6 million as of December 31, 2015.

Business Outlook

Based on the information available as of the date of this press release, Yintech provides the following outlook, which reflects the Company’s current and preliminary view, takes into account the fewer number of trading days during the first quarter due to the Chinese New Year holiday, and is subject to change:

2017 First Quarter Guidance

•                  Customer trading volume will be in the range of RMB1,300 billion to RMB1,400 billion.

•                  Revenues will be in the range of RMB1,030 million to RMB1,100 million.

Dividend

Yintech’s board of directors has approved a dividend of US$0.80 per ADS for full year 2016, which is expected to be paid on or around March 31, 2017 to shareholders of record as of the close of business on March 23, 2017.

The Company maintains a strong commitment to creating value for its shareholders through dividends, while the timing, amount and form of future dividends, will depend on, among other things, the Company’s future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by the Company from its subsidiaries, financial condition, contractual restrictions and other factors deemed relevant by the Company’s board of directors.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, as well as amortization of intangible assets in relation to the acquisition of Gold Master. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income and non-GAAP EPS results reflecting adjustments to exclude the impact of share-based compensation as well as amortization of intangible assets in relation to the acquisition of Gold Master to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the diluted non-GAAP income per ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, as well as amortization of intangible assets in relation to the acquisition of Gold Master in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.9430 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2016 (the last trading day of 2016). No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Wednesday, March 8, 2017 (9:00 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+1 412 902 4272
U.S. Toll Free	+1 888 346 8982
Mainland China Toll Free	400 120 1203
Hong Kong	+852 3018 4992
Hong Kong Toll Free	800 905 945
Passcode	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, March 15, 2017.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 412 317 0088
U.S. Toll Free	+1 877 344 7529
Passcode	10101782

A live and archived webcast of the conference call will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the prospectus filed by the Company on April 26, 2016. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of services for the trading of gold and other spot commodities under four brands, namely Gold Master, Yin Tian Xia, Da Xiang and Yin Ru Yi, each of which enjoys a leading market position and wide recognition.

Operational Highlights

	For the three months ended			For the year ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2015	December 31, 2016
Customer trading volume (in RMB billion)	151.9	835.1	1,419.5	659.7	2,978.3

Net commissions and fees (in RMB million)
Local exchanges[1]	220.5	609.7	725.4	989.8	2,164.0
Shanghai Gold Exchange	0.9	91.0	269.9	0.9	383.0
Total	221.4	700.7	995.3	990.7	2,547.0

Effective fee rate	0.146%	0.084%	0.070%	0.150%	0.086%

Active accounts[2]	13,435	40,797	55,644	24,453	73,078

Tradable accounts[3]	50,598	122,013	143,539	50,598	143,539

Note

(1) Refers to our regular and mini account business on the Tianjin Precious Metals Exchange, the Guangdong Precious Metals Exchange and Hengda Metals Exchange

(2) Refers to a customer account that executed at least one trade through us during the period, excluding mini account business

(3) Refers to a customer account that has been activated and has remained tradable as of the end of a given period, excluding mini account business

Combined and Consolidated Statements of Comprehensive Income

In RMB ‘000, except otherwise specified

	For the three months ended			For the year ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2015	December 31, 2016
Revenues
Commissions and fees, net	221,440	700,744	995,270	990,698	2,547,043
Trading gains/(losses), net[4]	1,130	4,943	4,994	166,428	12,563
Interest and investment income	276	1,130	2,638	4,443	4,365
Other revenues	38,708	40,690	58,811	84,305	155,570
	261,554	747,507	1,061,713	1,245,874	2,719,541

Expenses
Employee compensation and benefits	(108,225)	(186,537)	(384,224)	(388,168)	(839,024)
Advertising and promotion	(54,261)	(208,480)	(200,294)	(221,859)	(554,291)
Information technology and communications	(10,770)	(8,360)	(12,212)	(32,803)	(40,905)
Occupancy and equipment rental	(11,001)	(18,798)	(29,984)	(41,950)	(76,594)
Taxes and surcharges	(5,538)	(5,427)	(10,275)	(21,711)	(30,748)
Intangible assets amortization	—	(5,048)	(14,502)	—	(19,081)
Other expenses	(17,179)	(46,040)	(32,849)	(54,164)	(107,766)
	(206,974)	(478,690)	(684,340)	(760,655)	(1,668,409)

Income before income taxes	54,580	268,817	377,373	485,219	1,051,132
Income taxes	(6,442)	(33,585)	(39,714)	(82,204)	(125,430)
Net income	48,138	235,232	337,659	403,015	925,702
Less: Non-controlling interests	—	(6,836)	(602)	—	(4,966)
Net income attributable to Yintech	48,138	242,068	338,261	403,015	930,668
Other comprehensive income	1,241	3,040	19,985	1,241	42,696
Comprehensive income attributable to Yintech	49,379	245,108	358,246	404,256	973,364

Earnings per ADS[5] (RMB)
Basic	0.96	4.02	4.88	8.06	15.80
Diluted	0.91	3.75	4.62	7.66	14.92

Weighted average number of shares (‘000)[5]
Basic	1,000,000	1,204,120	1,386,713	1,000,000	1,177,786
Diluted	1,052,614	1,289,933	1,467,534	1,052,614	1,247,659

Number of shares outstanding at end of period (‘000)[5]	1,000,000	1,365,706	1,377,709	1,000,000	1,377,709

Note:

(4) Net trading gain in the first three quarters of 2015 was mainly due to trading gain from spot commodity contracts as a result of serving as counterparty to our customers’ trades on Tianjin and Guangdong Exchanges. Commencing on August 23, 2015, our gains and losses arising from spot commodity contracts with customers are transferred to, and absorbed by a third party fund pursuant to our risk and return transfer arrangement. We no longer generate trading gains or losses from spot commodity contracts as long as the risk and return transfer arrangement remains in force. Furthermore, Tianjin Exchange modified its trading model in June 2016. Under the new trading model, we no longer serve as counterparty to our customers’ trades. Net trading gains in 2016 mainly resulted from available-for-sale investments.

(5) Each ADS represents 20 ordinary shares.

Consolidated Balance Sheets

In RMB ‘000, except otherwise specified

	December 31, 2015	December 31, 2016
Assets
Cash	362,461	1,541,241
Derivative assets	445	45,569
Available-for-sale investments	75,670	218,940
Deposits with clearing organizations	239,904	265,807
Equipment and leasehold improvements	18,315	37,594
Deferred tax assets	3,782	59,551
Goodwill	—	1,069,603
Intangible assets	—	417,257
Commission receivable	—	109,497
Other assets	79,180	154,822
Total Assets	779,757	3,919,881

Liabilities and Shareholders’ Equity
Deferred tax liabilities	—	108,694
Derivative liabilities	14,336	—
Amount due to related parties	118,880	—
Income tax payable	23,385	145,049
Accounts payable	3,645	15,274
Accrued employee benefits	76,503	231,376
Dividends payable	126,876	—
Other liabilities	52,535	103,507
Total liabilities	416,160	603,900

Equity attributable to Yintech shareholders	363,597	3,316,666
Equity attributable to non-controlling interests	—	(685)
Total shareholders’ equity	363,597	3,315,981

Total liabilities and shareholders’ equity	779,757	3,919,881

Reconciliation of GAAP to Non-GAAP Results

In RMB ‘000, except otherwise specified

	For the three months ended			For the year ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2015	December 31, 2016

Net income attributable to Yintech	48,138	242,068	338,261	403,015	930,668
Add: Share-based compensation	7,670	3,381	141,384	31,210	163,813
Add: Amortization of intangible assets in relation to the acquisition of Gold Master, net of tax effect	—	3,434	10,303	—	13,737
Non-GAAP net income attributable to Yintech	55,808	248,883	489,948	434,225	1,108,218

Non-GAAP earnings per ADS[5] (RMB)
Basic	1.12	4.13	7.07	8.68	18.82
Diluted	1.06	3.86	6.69	8.25	17.76

Note:

(5) Each ADS represents 20 ordinary shares.

For investor and media inquiries, please contact:

Yintech

Investor Relations Department
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@baidao.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com